UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 13, 2013

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form  40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐             No:  ☒

Enclosures:	Unaudited condensed consolidated financial statements as of June 30, 2013 and December 31, 2012 and for each of the six month periods ended June 30, 2013 and 2012, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	2,737	3,361
Product sales	2,705	3,325
Interest, dividends and other	32	36
Cost and expenses	4,625	2,227
Production costs	1,625	1,543
Exploration costs	154	163
Related party transactions	(10)	(9)
General and administrative	130	140
Royalties	67	93
Market development costs	3	4
Depreciation, depletion and amortization	405	385
Impairment of assets (see note D)	2,134	1
Interest expense	125	90
Accretion expense	21	16
Employment severance costs	12	6
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other (see note F)	301	(25)
Non-hedge derivative gain and movement on bonds (see note G)	(342)	(180)
(Loss)/income before income tax and equity income in associates	(1,888)	1,134
Taxation benefit/(expense) (see note H)	203	(439)
Equity (loss)/income in associates	(194)	19

Net (loss)/income	(1,879)	714
Less: Net loss/(income) attributable to noncontrolling interests	6	(13)

Net (loss)/income - attributable to AngloGold Ashanti	(1,873)	701

(Loss)/income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)
Net (loss)/income
Ordinary shares	(485)	182
E Ordinary shares	(242)	91
Ordinary shares - diluted	(536)	136
E Ordinary shares - diluted	(268)	85

Weighted average number of shares used in computation
Ordinary shares	385,631,208	384,238,379
Ordinary shares - diluted	404,226,218	419,116,755
E Ordinary shares - basic and diluted	1,604,681	2,560,095

Dividend declared per ordinary share (cents)	10	38
Dividend declared per E ordinary share (cents)	5	19

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Prepared in accordance with US GAAP

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net (loss)/income	(1,879)	714
Other comprehensive income consists of the following:
Translation loss	(359)	(35)
Net loss on available-for-sale financial assets arising during the period, net of tax of $2 million and $nil million, respectively	(24)	(11)
Reclassification of other-than-temporary impairments on available-for-sale financial assets to Net (loss)/income during the period, net of tax of $nil million and $nil million, respectively	26	1
Release on disposal of available-for-sale financial assets during the period, net of tax of $nil million	(1)	—

Other comprehensive income	(358)	(45)

Comprehensive income	(2,237)	669

Total comprehensive income attributable to:
AngloGold Ashanti	(2,231)	658
Noncontrolling interests	(6)	11

	(2,237)	669

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

Prepared in accordance with US GAAP

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,197	2,790
Cash and cash equivalents	415	892
Restricted cash	34	35
Receivables	477	496
Trade	43	104
Recoverable taxes, rebates, levies and duties	264	247
Other	170	145
Inventories (see note C)	942	1,165
Materials on the leach pad (see note C)	131	128
Deferred taxation assets	68	74
Assets held for sale (see note M)	130	—
Property, plant and equipment, net	5,520	7,235
Acquired properties, net	136	748
Goodwill and other intangibles, net	266	305
Other long-term inventory (see note C)	118	180
Materials on the leach pad (see note C)	486	445
Other long-term assets (see note N)	1,350	1,360
Deferred taxation assets	105	39

Total assets	10,178	13,102

LIABILITIES AND EQUITY
Current liabilities	2,313	1,959
Accounts payable and other current liabilities	885	1,007
Short-term debt	1,014	271
Short-term debt at fair value (see note E)	270	588
Bank overdraft	31	—
Tax payable	58	93
Liabilities held for sale (see note M)	55	—
Other non-current liabilities	300	379
Long-term debt (see note E)	2,233	2,750
Derivatives	—	10
Deferred taxation liabilities	867	1,157
Provision for environmental rehabilitation	720	758
Provision for labor, civil, compensation claims and settlements	28	32
Provision for pension and other post-retirement medical benefits	153	209
Commitments and contingencies	—	—
Equity	3,564	5,848
Common stock
Share capital - 600,000,000 (2012 - 600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital - 4,280,000 (2012 - 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2013 - 383,629,915 (2012 - 383,166,205). E ordinary shares issued 2013 - 700,000 (2012 - 700,000)	13	13
Additional paid in capital	8,824	8,808
Accumulated deficit	(4,016)	(2,103)
Accumulated other comprehensive income	(1,286)	(928)
Other reserves	36	36
Total AngloGold Ashanti stockholders’ equity	3,571	5,826
Noncontrolling interests	(7)	22

Total liabilities and equity	10,178	13,102

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Prepared in accordance with US GAAP

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	331	991
Net (loss)/income	(1,879)	714
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other	307	3
Depreciation, depletion and amortization	405	385
Impairment of assets	2,134	1
Deferred taxation	(253)	135
Movement in non-hedge derivatives and bonds	(342)	(180)
Equity loss/(income) in associates	194	(19)
Dividends received from associates	13	41
Other non cash items	19	44
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(31)	16
Effect of changes in operating working capital items:
Receivables	10	(94)
Inventories	(87)	(112)
Accounts payable and other current liabilities	(159)	57
Net cash used in investing activities	(1,055)	(874)
Available for sale investments acquired	(5)	(2)
Held to maturity investments acquired	(51)	(60)
Contributions to associates and equity accounted joint ventures	(274)	(111)
Additions to property, plant and equipment	(723)	(686)
Interest capitalized and paid	(7)	(4)
Expenditure on intangible assets	(33)	(28)
Proceeds on sale of mining assets	7	2
Proceeds on sale of available for sale investments	1	—
Proceeds on redemption of held to maturity investments	48	55
Proceeds on disposal of associates and equity accounted joint ventures	6	20
Proceeds on disposal of subsidiary	1	—
Loans advanced to associates and equity accounted joint ventures	(23)	(63)
Loans repaid by associates and equity accounted joint ventures	2	1
Change in restricted cash	(4)	2
Net cash generated/(used) by financing activities	240	(248)
Repayments of debt	(168)	(8)
Issuance of stock	—	1
Proceeds from debt	466	150
Debt issue costs	(5)	(8)
Acquisition of noncontrolling interest	—	(220)
Dividends paid to common stockholders	(40)	(147)
Dividends paid to noncontrolling interests	(13)	(16)

Net decrease in cash and cash equivalents	(484)	(131)
Effect of exchange rate changes on cash	(24)	6
Cash and cash equivalents - January 1,	892	1,112

Cash and cash equivalents - June 30,(1)	384	987

(1)	Cash and cash equivalents at June 30, 2013 are net of a bank overdraft of $31 million (2012: $nil million).

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - December 31, 2012	383,866,205	13	8,808	(928)	(2,103)	36	22	5,848
Net loss					(1,873)		(6)	(1,879)
Other comprehensive income				(358)			—	(358)
Stock issues as part of Share Incentive Scheme	454,926	—	16					16
Stock issues in exchange for E Ordinary shares cancelled	5,154	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	3,630	—	—					—
Dividends					(40)		(23)	(63)

Balance - June 30, 2013	384,329,915	13	8,824	(1,286)	(4,016)	36	(7)	3,564

*

The cumulative charge, net of deferred taxation of $1 million (2012: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2012: $2 million).

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
		Common stock	Additional paid in capital	Accumulated other comprehensive income*	Accumulated deficit	Other reserves	Noncontrolling interests	Total
	Common stock	$	$	$	$	$	$	$
Balance - December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522
Net income					701		13	714
Other comprehensive income				(43)			(2)	(45)
Acquisition of noncontrolling interest					(142)		(73)	(215)
Stock issues as part of Share Incentive Scheme	561,256	—	20					20
Stock issues in exchange for E Ordinary shares cancelled	8,586	—	1					1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	17,091	—	1					1
Stock based compensation			12					12
Dividends					(147)		(17)	(164)

Balance - June 30, 2012	383,552,370	13	8,774	(875)	(2,163)	36	61	5,846

*

The cumulative charge, net of deferred taxation of $1 million (2011: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2011: $2 million).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The balance sheet as at December 31, 2012 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

Note B. Accounting developments

Recently adopted pronouncements

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued which requires additional disclosure of items reclassified from Accumulated Other Comprehensive Income (“AOCI”). An entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income. The Company adopted the updated guidance on January 1, 2013. Except for presentation changes, the adoption of this guidance had no impact on the Company’s financial statements.

Recently issued pronouncements

Cumulative translation adjustments upon derecognition

In March 2013, the FASB issued guidance which indicates that a cumulative translation adjustment (“CTA”) is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with derecognition guidance on investments in entities. For public entities the guidance is effective prospectively for reporting periods beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Presentation of unrecognized tax benefits

In July 2013, the FASB issued guidance on how to present an unrecognized tax benefit in a financial statement when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance provides that a liability related to an unrecognized tax benefit would be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In that case, the liability associated with the unrecognized tax benefit is presented in the financial statements as a reduction to the related deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. In situations in which a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. For public entities the guidance is effective prospectively for reporting periods beginning on or after December 15, 2013 for all unrecognized tax benefits that exist at the effective date. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013

Prepared in accordance with US GAAP

Note C. Inventories

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:
Short-term
Metals in process	231	267
Gold on hand (doré/bullion)	81	91
Ore stockpiles	314	512
Uranium oxide and sulfuric acid	9	11
Supplies	438	412

	1,073	1,293
Less: Materials on the leach pad(1)	(131)	(128)

	942	1,165

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	486	445
Ore stockpiles	118	180

	604	625
Less: Materials on the leach pad(2)	(486)	(445)

	118	180

(2)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note D. Impairment of assets

Impairments are made up as follows:

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Continental Africa
Write-off of vehicles and mining equipment at Obuasi	—	1
Impairment and write-off of tailings storage facilities at Obuasi (1)	5	—
Impairment and write-off of mine infrastructure, development and assets at Mongbwalu (2)	103	—
Impairment of mine infrastructure, development and assets (3)	864	—
Impairment and write-off of mineral rights (3)	49	—
Impairment and write-off of acquired properties (3)	562	—
Impairment of goodwill (3)	10	—
Americas
Impairment and write-off of mine infrastructure, development and assets (4)	495	—
Impairment and write-off of acquired properties (4)	23	—
Impairment and write-off of goodwill (4)	18	—
Impairment and write-off of licenses and software (4)	5	—

	2,134	1

(1)	The use of the tailings storage facility was discontinued and no further economic benefit is expected to be derived.
(2)	The Mongbwalu project in the Democratic Republic of the Congo was discontinued and no further economic benefit is expected to be derived.
(3)

Consideration was given to a range of indicators including a declining gold price, increase in discount rates and reduction in market capitalization during 2013. As a result the carrying value of long-lived assets in Continental Africa was written down to an estimated fair value.

(4)

Consideration was given to a range of indicators including a declining gold price, increase in discount rates and reduction in market capitalization during 2013. As a result the carrying value of long-lived assets in Americas was impaired and written off.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note D. Impairment of assets (continued)

The following estimates and assumptions were used by management when reviewing goodwill and long-lived assets for impairment:

•

the gold price assumption represented management’s best estimate of the future price of gold. The long-term gold price is based on a range of economic and market conditions expected to exist over the remaining useful life of the assets; (1)

•	proven and probable ore reserves as well as value beyond proven and probable reserves estimates;

•

the real pre-tax discount rate per reporting unit and asset group which ranged from 6.2 percent to 18.1 percent is commensurate with the risks involved which is consistent with the basis used in 2012. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;

•	foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations were based on life of mine plans which range from 3 years to 47 years;

•

the Company’s estimates of a range of factors, including its reserve and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). The Company’s impairments totaling $2.1 billion were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimized mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end; and

•	variable operating cash flows are increased at local Consumer Price Index rates.

Estimates and assumptions used by management included the following:

	2013 June	2012	2011	2010
	$ per ounce	$ per ounce	$ per ounce	$ per ounce
(1) Long-term real gold price	1,252	1,584	1,530	1,113

When reviewing goodwill and other long-lived assets for impairment, AngloGold Ashanti’s assumption on gold price represents its best estimate of the future price of gold. In arriving at the estimated long-term gold price, AngloGold Ashanti considers all available market information including current prices, historical averages, and forward pricing information and data. The long term gold price of $1,252 per ounce in 2013 was based on a range of economic and market conditions, which were expected to exist over the remaining useful life of the assets.

AngloGold Ashanti considers the long term fundamentals that provide support to the gold price assumption. These include, amongst other things, gold as a long term store of value, hedge against inflation, safe haven status, strong physical demand from emerging markets, central bank purchases, quantitative easing and devaluation of paper currency, falling global mine production and rising costs of producing gold, all of which AngloGold Ashanti believes represent trends supportive of its gold price assumption.

The received gold price averaged $1,529 per ounce for the six months ended June 30, 2013.

The Company will continue to monitor the underlying long term factors driving the gold price and will review its gold price assumption, should it consider it appropriate to do so. Should the gold price assumption used in 2013 be revised significantly downward for any reason (by more than 10 percent), goodwill related to Mine Waste Solutions and long-lived assets related to Great Noligwa, Iduapriem, Siguiri, Geita, AngloGold Ashanti Córrego do Sítío Mineração and Cerro Vanguardia are most vulnerable to impairment.

Furthermore, should the gold price fall and remain at such lower levels, management will consider, in addition to other mitigating factors, reviewing and amending the life of mine plans to reduce expenditures, optimize costs and increase cash flows in respect of its mining assets.

The real pre-tax discount rates applied in the 2013 impairment calculations on a reporting unit with significant assigned goodwill were as follows:

Percentage
Australasia
Sunrise Dam	10.9%

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note E. Debt

The Company’s outstanding debt includes:

Debt carried at amortized cost

Rated bonds - issued April 2010

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At June 30, 2013
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited)
		(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

	At December 31, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	7	706
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	11	1,005

Rated bonds - issued July 2012

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were $737 million, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

Details of the rated bonds are summarized as follows:

	At June 30, 2013
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited)
		(in US Dollars, millions)

10-year unsecured notes	5.125	750	(4)	16	762

	At December 31, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)

10-year unsecured notes	5.125	750	(5)	16	761

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at amortized cost (continued)

Loan facilities

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which replaced its $1.0 billion syndicated facility maturing in April 2014 which has been repaid and cancelled. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin that varies depending on the credit rating of AngloGold Ashanti Limited.

Details of the syndicated revolving credit facility are summarized as follows:

	At June 30, 2013
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited)
			(in US Dollars, millions)

$1.0 billion syndicated revolving credit facility	LIBOR + 1.5	0.525	1,000	1,000	—

	At December 31, 2012
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)

$1.0 billion syndicated revolving credit facility	LIBOR + 1.5	0.525	1,000	1,000	—

In February 2013, AngloGold Ashanti Holdings plc, a wholly owned subsidiary of AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750 million to AngloGold Ashanti Holdings plc. This facility matures in May 2014 and can be extended for an additional twelve months to May 2015.

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrower and the other guarantors under the $750 million syndicated bridge loan facility.

Details of the syndicated bridge loan facility are summarized as follows:

	At June 30, 2013
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited)
			(in US Dollars, millions)

$750 million syndicated bridge loan facility	LIBOR + 1.5	0.525	750	750	—

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).
(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

Subsequent to quarter end, the Company has fully cancelled the $750 million syndicated bridge loan facility. See Note Q.

Syndicated revolving credit facility (A$600 million)

On December 22, 2011, AngloGold Ashanti Australia Limited, a wholly owned subsidiary of AngloGold Ashanti Limited, entered into a four-year revolving credit facility of A$600 million with a syndicate of banks. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. An amount of $231 million was drawn down during the six months ended June 30, 2013 under the facility.

	At June 30, 2013
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited)
			(in US Dollars, millions)

A$600 million syndicated revolving credit facility	BBSY + 2	1	556	108	448

	At December 31, 2012
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)

A$600 million syndicated revolving credit facility	BBSY + 2	1	625	359	266

(3)	Outstanding amounts bear interest at a margin over the Bank Bill Swap Bid Rate (“BBSY”).
(4)	A commitment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note E. Debt (continued)

Convertible bonds

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At June 30, 2013	At December 31, 2012
	(unaudited)
	(in US Dollars, millions)
Convertible bonds
Senior unsecured fixed rate bonds	702	686
Accrued interest	3	3

	705	689

Convertible bond derivative liability
Balance at beginning of period	9	92
Fair value movements on conversion features of convertible bonds (1)	(9)	(83)

Balance at end of period (2)	—	9

(1)	Fair value movements for six months ended June 30, 2013 and twelve months ended December 31, 2012, respectively.
(2)	As a result of the significant decrease in the Company’s share price, the conversion feature of the convertible bonds as at June 30, 2013 amounts to nil.

Subsequent to quarter end, the Company raised a corporate bond of $1,250 million at 8.5 percent interest per annum to refinance the convertible bonds due May 2014. 99.1 percent in aggregate principal amount of the convertible bonds were repurchased and cancelled during August 2013. See Note Q.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative gain and movement on bonds in the income statement. See note G.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at June 30, 2013, the actual share price was $14.30.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Mandatory convertible bonds
Short-term debt at fair value	270	588

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note F. Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Write-down of ore stockpiles and materials on the leach pad to net realizable value	238	—
Indirect taxes and legal claims (1)	31	6
Impairment of investments	26	1
Inventory write-off due to fire at Geita	14	—
Loans written off	7	—
Legal fees and other costs related to Mining and Building Contractors Limited contract termination	2	—
Settlement costs of a legal claim at First Uranium (Pty) Limited	2	—
Profit on disposal of AGA-Polymetal Strategic Alliance (2)	—	(20)
Royalties received (3)	(16)	(17)
(Profit)/loss on disposal of land, equipment and assets, mineral rights, exploration properties and other	(3)	5

	301	(25)

Taxation (benefit)/expense on above items	(14)	4

(1) Indirect taxes and legal claims are in respect of:
Tanzania	24
Guinea	7	6
Colombia	3
Brazil	(3)	1
United States of America		2
Argentina		(2)
Namibia		(1)
(2) On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance to Polyholding Limited was completed. These assets were fully impaired as at December 31, 2011.
(3) Royalties received include:
Newmont Mining Corporation (2009 sale of Boddington Gold mine)	(13)	(14)
Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(3)	(3)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note G. Non-hedge derivative gain and movement on bonds

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US dollars, millions)
Non-hedge derivative gain
Gain on non-hedge derivatives	24	67

The net gain recorded in the six months ended June 30, 2013 relates to fair value movements of the conversion features of convertible bonds and movements on other commodity contracts.

Movement on bonds

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds (See Note E)	318	113

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note H. Taxation

The net taxation expense in the six months ended June 30, 2013 compared to a net expense for the same period in 2012, constitutes the following:

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation (1)	50	304
(Benefit)/charge for deferred taxation (2)	(253)	135

	(203)	439

(Loss)/income before income tax and equity income in associates	(1,888)	1,134

(1)	The lower current taxation in 2013 is mainly due to lower earnings resulting from increased operating costs, lower production and a decrease in the gold price.
(2)

The lower deferred taxation in 2013 mainly relates to the tax credits on impairments of assets in Continental Africa and the Americas partly negated by the reversal of deferred tax assets not considered recoverable in Ghana and North America.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits, is as follows:

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	93	78
Additions for tax positions of prior years	1	17
Reductions for tax positions of prior years	(1)	—
Translation	(8)	(2)

Balance at end of period	85	93

Unrecognized tax benefits are summarized as follows:
Recognized as a reduction of deferred tax assets	40	40
Recognized in other non-current liabilities (1)	45	53

Balance at end of period	85	93

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the six months ended and as at June 30, 2013, interest recognized and interest accrued amounted to:

(in US Dollars, millions)
Interest recognized during the six months ended June 30, 2013	1
Interest accrued as at June 30, 2013	14

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note I. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Committee, in evaluating operating performance of the Company and making resource allocation decisions.

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	950	1,079
Continental Africa	1,018	1,383
Australasia	166	234
Americas	734	822
Other, including Corporate and Non-gold producing subsidiaries	7	11

	2,875	3,529
Less: Equity method investments included above	(138)	(168)

Total revenues	2,737	3,361

Segment income/(loss)
South Africa	247	372
Continental Africa	(1,705)	545
Australasia	(47)	58
Americas	(310)	388
Other, including Corporate and Non-gold producing subsidiaries	(322)	(83)

Total segment (loss)/income	(2,137)	1,280

The following are included in segment (loss)/income:
Interest revenue
South Africa	7	13
Continental Africa	2	3
Australasia	1	1
Americas	5	3
Other, including Corporate and Non-gold producing subsidiaries	2	1

Total interest revenue	17	21

Interest expense
South Africa	8	2
Continental Africa	1	1
Australasia	7	—
Americas	1	1
Other, including Corporate and Non-gold producing subsidiaries	108	86

Total interest expense	125	90

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note I. Segment information (continued)

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity income/(loss) in associates
South Africa	4	—
Continental Africa	(168)	29
Americas	(2)	—
Other, including Corporate and Non-gold producing subsidiaries	(28)	(10)

Total equity (loss)/income in associates	(194)	19

Reconciliation of segment (loss)/income to Net (loss)/income - attributable to AngloGold Ashanti
Segment total	(2,137)	1,280
Exploration costs	(154)	(163)
General and administrative expenses	(130)	(140)
Market development costs	(3)	(4)
Non-hedge derivative gain and movement on bonds	342	180
Taxation benefit/(expense)	203	(439)
Noncontrolling interests	6	(13)

Net (loss)/income - attributable to AngloGold Ashanti	(1,873)	701

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa	3,078	3,570
Continental Africa (1)	3,444	4,752
Australasia	1,048	1,007
Americas	2,415	2,894
Other, including Corporate and Non-gold producing subsidiaries	193	879

Total segment assets	10,178	13,102

(1) Includes the following which have been classified as assets held for sale:
Navachab	130	—

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note J. (Loss)/income per share data

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted (loss)/income per share (in US dollars millions, except per share data):
Ordinary shares undistributed (loss)/income	(1,909)	553
E Ordinary shares undistributed (loss)/income	(4)	2

Total undistributed (loss)/income	(1,913)	555

Ordinary shares distributed income	40	146
E Ordinary shares distributed income	—	—

Total distributed income (1)	40	146

Numerator - Net (loss)/income
Attributable to Ordinary shares (2)	(1,869)	699
Attributable to E Ordinary shares	(4)	2

Total attributable to AngloGold Ashanti	(1,873)	701

In calculating diluted (loss)/income per ordinary share, the following were taken into consideration:
(Loss)/income attributable to equity shareholders	(1,869)	699
Loss attributable to E Ordinary shareholders	(4)	—
Interest expense on convertible bonds	24	37
Amortization of issue cost and discount on convertible bonds	—	16
Fair value adjustment on convertible bonds included in (loss)/income	(318)	(180)

(Loss)/income used in calculation of diluted earnings per ordinary share	(2,167)	572

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
Denominator for basic (loss)/income per ordinary share
Ordinary shares	383,571,718	382,504,246
Fully vested options (3)	2,059,490	1,734,133

Weighted average number of ordinary shares (2)	385,631,208	384,238,379
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options (4)	—	1,353,761
Dilutive potential of convertible bonds (4)	18,140,000	33,524,615
Dilutive potential of E Ordinary shares (4)	455,010	—

Denominator for diluted (loss)/income per share – adjusted weighted average number of ordinary shares and assumed conversions	404,226,218	419,116,755

Weighted average number of E Ordinary shares used in calculation of basic and diluted (loss)/income per E Ordinary share	1,604,681	2,560,095

(1)        Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaced the Secondary Tax on Companies.

(2)        The mandatory convertible bonds issued during 2010 are not included in basic (loss)/income per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(3)        Compensation awards are included in the calculation of basic (loss)/income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

(4) The calculation of diluted (loss)/income per common share did not assume the effect of the following number of shares as their effects are anti-dilutive:
Issuable upon the conversion of E Ordinary shares		367,039
Issuable upon the conversion of convertible bonds	15,384,615
Issuable upon the conversion of stock incentive options	1,399,353

The effect of rounding may result in computational differences.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note K. Reclassifications out of accumulated other comprehensive income

	For the six months ended June 30, 2013
	(unaudited)
	(in US Dollars, millions)
	Unrealized gain on marketable securities, net $	Foreign currency translation adjustments $	Changes in fair value of cash flow hedge instruments $	Total $
Balance - December 31, 2012	25	(951)	(2)	(928)
Change in other comprehensive income before reclassifications	(24)	(359)		(383)
Reclassifications from accumulated other comprehensive income	25			25

Net current period other comprehensive income	1	(359)	—	(358)

Balance - June 30, 2013	26	(1,310)	(2)	(1,286)

Details about accumulated other comprehensive income components	Reclassifications from accumulated other comprehensive income $	Affected line item in the condensed consolidated statement of income
Unrealized gain on marketable securities:
Impairment of marketable securities	26	Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
Disposal of marketable securities	(1)	Interest, dividends and other

Total before tax	25
Tax expense/(benefit)	—

Net of tax	25

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note L. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

		Six months ended June 30,
		2013		2012
		(unaudited)		(unaudited)
		(in US Dollars, millions)
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost	3	—	4	22
Interest cost	11	7	10	7
Expected return on plan assets	(41)	—	(14)	—

Net periodic benefit cost	(27)	7	—	29

Employer contributions

(in US Dollars, millions)
Expected contribution for 2013 (1)	17
Actual contribution for the six months ended June 30, 2013	7

(1)	The Company’s expected contribution to its pension plan and other post-retirement medical benefits in 2013 as disclosed in the Company’s Form 20-F for the year ended December 31, 2012.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note M. Assets and (liabilities) held for sale

AngloGold Ashanti to sell Navachab mine

On April 30, 2013, the Company announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected a number of potential bidders who meet management’s qualifying criteria and have asked them to submit binding bids. Navachab is not viewed as part of the core assets of the Company and no longer forms part of the long-term business strategy of the group. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

The Company will continue to generate significant cash flows from the production and sale of gold from its remaining operations in Continental Africa. Consequently, due to the migration of cash flows and in accordance with FASB ASC guidance on discontinued operations, Navachab will not be classified as a discontinued operation.

The carrying amounts of major classes of assets and liabilities of Navachab included:

At June 30,
2013
(unaudited)
(in US Dollars, millions)
Trade and other receivables	5
Inventories	57
Property, plant and equipment	66
Goodwill and other intangibles	2
Trade and other payables	(10)
Long-term debt	(15)
Deferred taxation	(24)
Provision for environmental rehabilitation	(6)

Net assets	75

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note N. Other long-term assets

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Investments in associates - unlisted	51	63
Investments in associates - listed	12	18
Investments in equity accounted joint ventures	1,063	972

Carrying value of equity method investments	1,126	1,053
Investment in marketable equity securities - available for sale	42	69
Investment in marketable debt securities - held to maturity	8	7
Investment in non-marketable equity securities - available for sale	2	2
Investment in non-marketable assets - held to maturity	2	3
Investment in non-marketable debt securities - held to maturity	76	86
Restricted cash	29	29
Other non-current assets	65	111

	1,350	1,360

Impairment of associates and equity accounted joint ventures (1)

The Company recognized the following impairments which are included in equity income in associates:

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Associates
Mariana Resources Limited (2)	4	—
Equity accounted joint ventures
Société d’Exploitation des Mines d’Or de Sadiola S.A. (3)	184	—
Société des Mines de Morila S.A. (4)	12	—
Thani Ashanti Alliance Limited (5)	1	—

	201	—

(1)	The impairments recognized had no tax effects.
(2)	The carrying amount of the listed associate was written down to fair value.
(3)

Consideration was given to a range of indicators including a declining gold price, increase in discount rates and reduction in market capitalization during 2013. As a result the carrying value of the investment was impaired and written off.

(4)	The carrying amount was written down to a fair value of $14 million.
(5)	Investment fully impaired.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note N. Other long-term assets (continued)

Investment in marketable equity securities - available for sale

Available for sale investments in marketable equity securities consists of investments in ordinary shares and collective investment schemes.

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Cost	19	50
Gross unrealized gains	23	21
Gross unrealized losses	—	(2)

Fair value (net carrying value)	42	69

Other-than-temporary impairments and disposal of marketable equity securities – available for sale

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Other-than-temporary impairments
International Tower Hill Mines Ltd (United States of America)	20	—
Corvus Gold Incorporated (United States of America)	2	—
First Uranium Corporation (South Africa)	2	1
Village Main Reef Limited (South Africa)	1	—
Stratex International plc (Isle of Man)	1	—

	26	1

The impairments recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.
Disposal of marketable equity securities
The Company’s disposal of marketable equity securities resulted in the following reclassification of gains of fair value adjustments to the income statement:
Equity investments held by the Environmental Rehabilitation Trust Fund (net of tax of $nil million)	(1)	—

In addition, the Company holds various equities as strategic investments in gold exploration companies. Two of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months
			Total
	(in US Dollars, millions)
At June 30, 2013
Aggregate fair value of investments with unrealized losses	1	—	1
Aggregate unrealized losses	—	—	—
At December 31, 2012
Aggregate fair value of investments with unrealized losses	27	—	27
Aggregate unrealized losses	(2)	—	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note N. Other long-term assets (continued)

	At June 30,	At December 31,
	2013	2012
	(unaudited)
	(in US Dollars, millions)
Investment in marketable debt securities - held to maturity	8	7

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $10 million (2012: $11 million) and gross unrealized gains of $2 million (2012: $4 million).

Investment in non-marketable equity securities - available for sale	2	2
The non-marketable equity investments mainly represent shares held in XDM Resources Limited.
Investment in non-marketable assets - held to maturity	2	3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
Investment in non-marketable debt securities - held to maturity	76	86
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.
As at June 30, 2013 the contractual maturities of debt securities were as follows:
Marketable debt securities
After five years	2
After ten years	6

	8

Non-marketable debt securities
Less than one year	76

Restricted cash	29	29
Restricted cash mainly represent cash balances held by environmental rehabilitation trust funds and an environmental protection bond.
Financing receivables

Loans of $2 million (2012: $40 million) to equity accounted joint ventures and associates are included in Other long-term assets. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note O. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The Audit and Corporate Governance Committee has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. As at June 30, 2013, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at June 30, 2013 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

A gain on non-hedge derivatives of $24 million was recorded in the six months ended June 30, 2013 (2012: $67 million). See note G “Non-hedge derivative gain and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at June 30, 2013, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note O. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at June 30, 2013 amounts to $222 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at June 30, 2013. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at June 30, 2013 and December 31, 2012, are as follows (assets (liabilities)):

	June 30, 2013		December 31, 2012
	(unaudited)
	(in US Dollars, millions)
	Carrying amount	Fair Value	Carrying amount	Fair Value
Cash and cash equivalents	415	415	892	892
Restricted cash	63	63	64	64
Short-term debt	(1,014)	(1,036)	(271)	(271)
Short-term debt at fair value	(270)	(270)	(588)	(588)
Long-term debt	(2,233)	(2,100)	(2,750)	(2,871)
Derivatives	—	—	(10)	(10)
Marketable equity securities - available for sale	42	42	69	69
Marketable debt securities - held to maturity	8	10	7	11
Non-marketable equity securities - available for sale	2	2	2	2
Non-marketable assets - held to maturity	2	2	3	3
Non-marketable debt securities - held to maturity	76	76	86	86

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note O. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) is estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable equity securities classified as available for sale are carried at cost or fair value, where fair value can be reliably measured.

Fair value of the derivative liabilities split by accounting designation

		At June 30, 2013
		(unaudited)
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	—	—
Embedded derivatives	Non-current liabilities - derivatives	—	—

Total derivatives		—	—

		At December 31, 2012
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities - derivatives	(9)	(9)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)

Total derivatives		(10)	(10)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note O. Financial and derivative instruments (continued)

Non-hedge derivative gain and movement on bonds recognized

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Unrealized (1)
Option component of convertible bonds	9	67
Other commodity contracts	15	—
Fair value movement on mandatory convertible bonds	318	113

Non-hedge derivative gain and movement on bonds	342	180

(1)	Unrealized gains on non-hedge derivatives are included in “Non-hedge derivative gain and movement on bonds” in the income statement.

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2013	Changes in fair value and other movements recognized in 2013	Reclassification adjustments	Accumulated other comprehensive income as of June 30, 2013
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

	Accumulated other comprehensive income as of January 1, 2012	Changes in fair value and other movements recognized in 2012	Reclassification adjustments	Accumulated other comprehensive income as of June 30, 2012
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies

Capital expenditure commitments:

At June 30,
2013
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	601
Authorized by the directors but not yet contracted for	1,569

2,170

The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At June 30,
2013
(unaudited)
(in US Dollars, millions)
Contingent liabilities
Groundwater pollution (1)	—
Deep groundwater pollution (2)	—
Indirect taxes - AngloGold Ashanti (Ghana) Limited (3)	25
Litigation - AngloGold Ashanti (Ghana) Limited(4)(5)	97
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (6)	—
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda (7)	38
Sales tax on gold deliveries - Mineração Serra Grande S.A. (8)	102
Other tax disputes - Mineração Serra Grande S.A. (9)	18
Tax dispute - AngloGold Ashanti Colombia S.A. (10)	174
Tax dispute - Cerro Vanguardia S.A. (11)	72
Contingent assets
Indemnity - Kinross Gold Corporation (12)	(62)
Royalty - Boddington Gold Mine (13)	—
Royalty - Tau Lekoa Gold Mine (14)	—
Financial guarantees
Oro Group surety (15)	10
AngloGold Ashanti USA reclamation bonds (16)	132
AngloGold Ashanti Australia environmental bonds (17)	54
AngloGold Ashanti environmental guarantees (18)	138
AngloGold Ashanti Iduapriem environmental guarantees (19)	32
Ashanti Goldfields Kilo Sarl environmental guarantees (20)	10
Guarantee provided for syndicated revolving credit facility (21)	—
Guarantee provided for syndicated bridge loan facility (22)	—
Guarantee provided for mandatory convertible bonds (23)	791
Guarantee provided for rated bonds - issued April 2010 (24)	1,012
Guarantee provided for rated bonds - issued July 2012 (25)	766
Guarantee provided for convertible bonds (26)	735
Guarantee provided for A$ syndicated revolving credit facility (27)	448
Performance guarantees
Gold delivery - Mine Waste Solutions (28)	—
Hedging guarantees
Gold delivery guarantees (29)	—

4,592

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

(1) Groundwater pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep groundwater pollution

The Company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

At June 30,
2013
(unaudited)
(in US Dollars, millions)
(3) Indirect taxes - AngloGold Ashanti (Ghana) Limited

AngloGold Ashanti (Ghana) Limited (“AGAG”) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

The assessment is approximately:	25

(4) Litigation - AngloGold Ashanti (Ghana) Limited	97

On October 11, 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (“MBC”) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On November 8, 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On July 23, 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97 million in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilization of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. AGAG intends to vigorously defend this claim.

(5) Litigation - AngloGold Ashanti (Ghana) Limited	—

On April 2, 2013, AGAG received a summons from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (“PTP”) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

(6) ODMWA litigation

On March 3, 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the ODMWA. This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (“OLD”), including several potential class actions and individual claims.

For example, on or about August 21, 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about January 8, 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from January 1, 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after January 1, 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On August 21, 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In October 2012, a further 31 individual summonses and particulars of claim were received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $8 million. On October 22, 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception is scheduled to be heard on October 3, 2013.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

At June 30,
2013
(unaudited)
(in US Dollars, millions)
(7) Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda

In November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	20

Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	18

38

Management is of the opinion that these taxes are not payable.

(8) Sales tax on gold deliveries - Mineração Serra Grande S.A.

In 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to May 2006. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“COMEX”) for review and verification. On May 28, 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favor of the State of Goiás, however reduced the penalties of the two tax assessments from 200 percent to 80 percent. The Company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable (50 percent of this guarantee will be covered by the Kinross indemnification. See item 12 below).

The assessments are approximately:	102

(9) Other tax disputes - Mineração Serra Grande S.A.

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The assessment is approximately:	18

(10) Tax dispute - AngloGold Ashanti Colombia S.A.

AngloGold Ashanti Colombia S.A. (“AGAC”) received notice from the Colombian Tax Office (“DIAN”) that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income tax returns, and the 2010 equity tax return. The Company believes that it has applied the tax legislation correctly and plans on defending its position, however the Company is awaiting a formal assessment from DIAN.

Details of the disputes are as follows:

Estimated additional tax payable if tax returns are amended	35
Expected penalties and interest on the above (based on Colombian tax law)	139

174

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

At June 30,
2013
(unaudited)
(in US Dollars, millions)
(11) Tax dispute - Cerro Vanguardia S.A.

On July 12, 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns relating to the non-deduction of tax losses previously claimed on hedge contracts. Management is of the opinion that the taxes are not payable and is in the process of preparing a response.

Details of the disputes are as follows:

Estimated additional tax payable if tax returns are amended	22

Expected penalties and interest on the above	50

72
(12) Indemnity - Kinross Gold Corporation	(62)

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012, Kinross Gold Corporation has provided an indemnity to a maximum amount of BRL255 million ($116 million at quarter end exchange rates) against the specific exposures discussed in items 8 and 9 above.

(13) Royalty - Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

Details of the royalty are as follows:

Total royalties recorded to date	73

(14) Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 352,214 ounces produced have been received to date.

Royalties received during the six months ended June 30, 2013	3

(15) Oro Group surety	10

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(16) AngloGold Ashanti USA reclamation bonds	132

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

At June 30,
2013
(unaudited)
(in US Dollars, millions)
(17) AngloGold Ashanti Australia environmental bonds	54

Pursuant to Australia environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti Australia has posted bonds with state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti Australia not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(18) AngloGold Ashanti environmental guarantees	138

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(19) AngloGold Ashanti Iduapriem environmental guarantees	32

Pursuant to Ghanaian mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, AngloGold Ashanti Iduapriem Limited has secured bank guarantees to cover potential rehabilitation obligations for the Iduapriem mine. The obligations will expire upon compliance with all provisions of the environment management program in terms of Ghanaian mining laws. AngloGold Ashanti Iduapriem is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti Iduapriem under its guarantee.

(20) Ashanti Goldfields Kilo Sarl environmental guarantees	10

Pursuant to the Democratic Republic of Congo (“DRC”) mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, Ashanti Goldfields Kilo Sarl has secured bank guarantees to cover potential rehabilitation obligations for the Mongbwalu project. The obligations will expire upon compliance with all provisions of the environment management program in terms of the DRC mining laws. Ashanti Goldfields Kilo Sarl is not indemnified by third parties for any of the amounts that may be paid by Ashanti Goldfields Kilo Sarl under its guarantee.

(21) Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion five-year revolving credit facility entered into during July 2012.

The total amount outstanding under this facility as at June 30, 2013 amounted to:	—

(22) Guarantee provided for syndicated bridge loan facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., as guarantors, each guaranteed all payments and other obligations of the borrower and the other guarantors under the $750 million syndicated bridge loan facility entered into during February 2013. The full amount of the syndicated bridge loan facility was cancelled on August 7, 2013.

The total amount outstanding under this facility as at June 30, 2013 amounted to:	—

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

At June 30,
2013
(unaudited)
(in US Dollars, millions)
(23) Guarantee provided for mandatory convertible bonds	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(24) Guarantee provided for rated bonds - issued April 2010	1,012

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(25) Guarantee provided for rated bonds - issued July 2012	766

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $750 million 5.125 percent rated bonds due 2022.

(26) Guarantee provided for convertible bonds	735

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(27) Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four-year revolving credit facility entered into during December 2011.

The total amount outstanding under this facility as at June 30, 2013 amounted to:	448

(28) Gold delivery - Mine Waste Solutions	—

As part of the acquisition by AngloGold Ashanti of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, AngloGold Ashanti agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. As at June 30, 2013, 280,281 ounces remain to be delivered against the guarantee over the life of the contract.

(29) Gold delivery guarantees	—

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At June 30, 2013 the Company had no open gold hedge contracts.

Vulnerability from concentrations
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.
The recoverable value added tax, fuel duties and appeal deposits are summarized as follows:
Recoverable value added tax	17
Recoverable fuel duties (1)	43
Appeal deposits	4

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note Q. Recent developments

Announcements made after June 30, 2013:

On July 12, 2013, Moody’s Investors Service (“Moody’s”) downgraded AngloGold Ashanti’s credit rating to Baa3 from Baa2. Moody’s also downgraded the Company’s senior unsecured debt.

On July 17, 2013, Standard & Poor’s (“S&P”) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/zaA-1. It also lowered its issue rating on AngloGold’s senior unsecured notes to BB+ from BBB-.

On July 25, 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5 million 3.5 percent Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders would receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer. The offer expired on August 21, 2013 and the Company purchased $725.9 million in aggregate principal amount of the Bonds, representing 99.1 percent of the total issuance.

On July 30, 2013, AngloGold Ashanti raised a corporate bond of $1,250 million at 8.5 percent interest per annum for general corporate purposes, including the repurchase or repayment of the $732.5 million 3.5 percent Guaranteed Convertible Bonds due May 2014. The funds raised over and above the settlement of the Guaranteed Convertible Bonds may be used to repay other corporate indebtedness.

On August 6, 2013, a settlement and enforcement agreement was signed between the Company and Thani Investments LLC (“TI”) for the recovery of an outstanding loan of $39 million to Thani Ashanti Alliance Limited which had been guaranteed by TI and which had been fully impaired during 2012. The Company received the funds on August 13, 2013.

On August 7, 2013, the Company cancelled the full amount of the $750 million syndicated bridge loan facility entered into during February 2013.

On September 10, 2013, AngloGold Ashanti announced that AngloGold Ashanti Holdings Finance plc will pay and discharge the 6.00 percent Mandatory Convertible Subordinated Bonds due 2013 (“the Mandatory Convertible Bonds”) on the maturity date (September 15, 2013) by delivering 18,140,000 million American Depository Shares, or ADSs, which represent an equivalent amount of the AngloGold Ashanti Limited common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the Mandatory Convertible Bonds.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note R. Declaration of dividends

Details of the final dividends of 2012 and interim dividends of 2013 are set forth in the table below:

	Ordinary shareholders		E ordinary shareholders
	Final dividend	Interim dividends	Final dividend	Interim dividends
	2012	2013	2012	2013
Declaration date	Feb 18, 2013	May 10, 2013	Feb 18, 2013	May 10, 2013
Record date	Mar 15, 2013	May 31, 2013	Mar 15, 2013	May 31, 2013
Payment date - Ordinary shareholders	Mar 28, 2013	Jun 14, 2013	Mar 28, 2013	Jun 14, 2013
Payment date - CDIs	Mar 28, 2013	Jun 14, 2013
Payment date - GhDSs	Apr 2, 2013	Jun 17, 2013
Payment date - ADSs	Apr 8, 2013	Jun 24, 2013
Dividend amount per share - declared (US cents)	5.340	5.020	2.670	2.510
Dividend amount per share - declared (South African cents)	50.0	50.0	25.0	25.0
Dividend amount per share - paid (US cents) (1)	4.539	4.267	2.270	2.134
Dividend amount per share - paid (South African cents) (1)	42.50	42.50	21.25	21.25

(1)	Net of 15 percent withholding tax.

During the second quarter of 2013, the Company elected not to declare a dividend and changed its frequency of dividend payments to half-yearly rather than quarterly.

Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaces the Secondary Tax on Companies.

Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note S. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at June 30, 2013 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	415			415
Marketable and non-marketable equity securities	42	2		44
Mandatory convertible bonds	(270)			(270)
Option component of convertible bonds		—		—

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and collective investment schemes and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s non-marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and were valued using the issue price obtained in a private equity raising which was completed during December 2012.

The Company’s mandatory convertible bonds are included in debt at fair value in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

The conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at June 30:

2013
Market quoted bond price (percent)	99.3
Fair value of bond excluding conversion feature (percent)	99.3
Fair value of conversion feature (percent)	—
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

An independent service provider pricing formation was used in the valuation of the option component of convertible bonds. The Company has internal controls in place to evaluate the observable market information used in calculating the bond floor price by the pricing service. In recalculating the bond floor price the Company evaluated that the pricing information obtained was accurate and complete. No adjustments were made to prices obtained from the independent pricing service.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note S. Fair value measurements (continued)

	Six months ended June 30,
	2013
	(unaudited)
	(in US Dollars, millions)
Items measured at fair value on a non-recurring basis
During the six months ended June 30, 2013, long-lived assets held and used in Continental Africa, with a carrying amount of $898 million were written down to fair value of $34 million, resulting in a loss, which is included in earnings for the period, of:	864	(1)
In addition, during the six months ended June 30, 2013 the carrying amount of the equity method investment in Société des Mines de Morila S.A. of $26 million were written down to fair value of $14 million, resulting in a loss, which is included in equity income in associates, of:	12	(2)

The following estimates and assumptions were used by management to estimate fair value using the income approach:

•      the gold price assumption represented management’s best estimate of the future price of gold. Long-term real gold price of $1,252 per ounce (2012: $1,584 per ounce) is based on a range of economic and market conditions expected to exist over the remaining useful life of the asset;

• foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•      The Company’s estimates of a range of factors, including its reserve and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). The Company’s impairments were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimized mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end;

• variable operating cash flows are increased at local Consumer Price Index rates; and

• cash flows used in fair value valuations were based on the life of mine plan.

(1)        the real pre-tax discount rate per reporting unit and asset group which ranged from 6.2 percent to 18.1 percent is commensurate with the risks involved which is consistent with the basis used in 2012. The risk factors considered were sovereign and mining risk factors which was based on the Company’s internal assessment of country risk relative to the issues experienced in Continental Africa. Project risk has been applied to cash flows relating to the deep level underground project;

(2)        the real pre-tax discount rate of 14.5 percent is commensurate with the risks involved which is consistent with the basis used in 2012. The risk factors considered were country risk which was based on the Company’s internal assessment of country risk relative to the issues experienced in Mali;

During the six months ended June 30, 2013, the Company fully impaired and wrote-off certain assets (including goodwill and other intangibles) mainly in Americas and Continental Africa. See Note D. This resulted in a loss, which is included in earnings for the period, of:	1,270

During the six months ended June 30, 2013, the Company fully impaired its equity method investments in Société d’Exploitation des Mines d’Or de Sadiola S.A. and Thani Ashanti Alliance Limited. In addition, the Company impaired its listed associate Mariana Resources Limited, to fair value of $1 million. See Note N. This resulted in a loss, which is included in equity income in associates, of:	189

The above items are summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$
Long-lived assets held and used	34	—	34	—	(864)
Long-lived assets fully impaired and written-off (including goodwill and other intangibles)	—	—	—	—	(1,270)
Associates and equity accounted joint ventures	15	1	14	—	(201)

	49	1	48	—	(2,335)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note T. Related party transactions

Agreement with Izingwe Property Managers (Proprietary) Limited

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Proprietary) Limited (“Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. The terms of the Agreement, entered into on February 19, 2013, call for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr. Sipho Pityana, a non-executive director of the Company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Note U. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and P “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of June 30, 2013 and December 31, 2012 and for the six months ended June 30, 2013 and 2012, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries	Consolidation adjustments	Total
			(the “Non-Guarantor Subsidiaries”)
Sales and other income	940	—	1,863	(66)	2,737
Product sales	869	—	1,836	—	2,705
Interest, dividends and other	71	—	27	(66)	32
Costs and expenses	775	83	3,739	28	4,625
Production costs	494	—	1,131	—	1,625
Exploration costs	4	2	148	—	154
Related party transactions	(10)	—	—	—	(10)
General and administrative expenses/(recoveries)	120	5	43	(38)	130
Royalties paid	8	—	59	—	67
Market development costs	1	—	2	—	3
Depreciation, depletion and amortization	137	—	268	—	405
Impairment of assets	—	—	2,134	—	2,134
Interest expense	7	54	64	—	125
Accretion expense	6	—	15	—	21
Employment severance costs	9	—	3	—	12
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(1)	22	214	66	301
Non-hedge derivative gain and movement on bonds	—	—	(342)	—	(342)
Income/(loss) before income tax provision	165	(83)	(1,876)	(94)	(1,888)
Taxation (expense)/benefit	(47)	(3)	253	—	203
Equity loss in associates	(187)	(7)	—	—	(194)
Equity (loss)/income in subsidiaries	(1,790)	(1,401)	—	3,191	—

(Loss)/income	(1,859)	(1,494)	(1,623)	3,097	(1,879)
Preferred stock dividends	(14)	—	(14)	28	—

(Loss)/income	(1,873)	(1,494)	(1,637)	3,125	(1,879)
Less: Net income attributable to noncontrolling interests	—	—	6	—	6

Net (loss)/income - attributable to AngloGold Ashanti	(1,873)	(1,494)	(1,631)	3,125	(1,873)

Comprehensive income	(2,231)	(1,535)	(1,679)	3,208	(2,237)
Comprehensive income attributable to noncontrolling interests	—	—	6	—	6

Comprehensive income attributable to AngloGold Ashanti	(2,231)	(1,535)	(1,673)	3,208	(2,231)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries
			(the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Sales and other income	1,135	—	2,316	(90)	3,361
Product sales	1,063	—	2,262	—	3,325
Interest, dividends and other	72	—	54	(90)	36
Costs and expenses	854	17	1,354	2	2,227
Production costs	542	—	1,001	—	1,543
Exploration costs	12	5	146	—	163
Related party transactions	(9)	—	—	—	(9)
General and administrative expenses/(recoveries)	112	(2)	33	(3)	140
Royalties paid	22	—	71	—	93
Market development costs	2	—	2	—	4
Depreciation, depletion and amortization	157	—	228	—	385
Impairment of assets	—	—	1	—	1
Interest expense	2	34	54	—	90
Accretion expense	6	—	10	—	16
Employment severance costs	4	—	2	—	6
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	4	(20)	(14)	5	(25)
Non-hedge derivative gain and movement on bonds	—	—	(180)	—	(180)
Income/(loss) before income tax provision	281	(17)	962	(92)	1,134
Taxation expense	(84)	(2)	(353)	—	(439)
Equity income in associates	15	4	—	—	19
Equity income/(loss) in subsidiaries	518	331	—	(849)	—

Income/(loss)	730	316	609	(941)	714
Preferred stock dividends	(29)	—	(29)	58	—

Net income/(loss)	701	316	580	(883)	714
Less: Net income attributable to noncontrolling interests	—	—	(13)	—	(13)

Net income/(loss) - attributable to AngloGold Ashanti	701	316	567	(883)	701

Comprehensive income	658	313	561	(863)	669
Comprehensive income attributable to noncontrolling interests	—	—	(11)	—	(11)

Comprehensive income attributable to AngloGold Ashanti	658	313	550	(863)	658

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT JUNE 30, 2013

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries	Consolidation adjustments	Total
			(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,461	3,101	3,655	(6,020)	2,197
Cash and cash equivalents	28	167	220	—	415
Restricted cash	1	—	33	—	34
Receivables, inter-group balances and other current assets	1,432	2,934	3,402	(6,020)	1,748
Property, plant and equipment, net	1,820	—	3,700	—	5,520
Acquired properties, net	117	—	19	—	136
Goodwill	—	—	149	(3)	146
Other intangibles, net	50	—	70	—	120
Other long-term inventory	—	—	118	—	118
Materials on the leach pad	—	—	486	—	486
Other long-term assets and deferred taxation assets	2,802	3,216	1,183	(5,746)	1,455

Total assets	6,250	6,317	9,380	(11,769)	10,178

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,864	1,616	5,145	(6,312)	2,313
Other non-current liabilities	46	—	268	(14)	300
Long-term debt	26	1,739	468	—	2,233
Deferred taxation liabilities	478	—	388	1	867
Provision for environmental rehabilitation	125	—	595	—	720
Other accrued liabilities	—	—	28	—	28
Provision for pension and other post-retirement medical benefits	140	—	13	—	153
Commitments and contingencies	—	—	—	—	—
Equity	3,571	2,962	2,475	(5,444)	3,564
Stock issued	13	5,091	935	(6,026)	13
Additional paid in capital	8,824	606	221	(827)	8,824
Accumulated (deficit)/profit	(4,016)	(2,735)	(3,178)	5,913	(4,016)
Accumulated other comprehensive income and reserves	(1,250)	—	4,504	(4,504)	(1,250)
Total AngloGold Ashanti stockholders’ equity	3,571	2,962	2,482	(5,444)	3,571
Noncontrolling interests	—	—	(7)	—	(7)

Total liabilities and equity	6,250	6,317	9,380	(11,769)	10,178

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT DECEMBER 31, 2012

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries	Consolidation adjustments	Total
			(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,178	3,128	3,764	(5,280)	2,790
Cash and cash equivalents	98	537	257	—	892
Restricted cash	1	—	34	—	35
Receivables, inter-group balances and other current assets	1,079	2,591	3,473	(5,280)	1,863
Property, plant and equipment, net	2,046	—	5,189	—	7,235
Acquired properties, net	141	—	607	—	748
Goodwill	—	—	209	(16)	193
Other intangibles, net	53	—	59	—	112
Other long-term inventory	—	—	180	—	180
Materials on the leach pad	—	—	445	—	445
Other long-term assets and deferred taxation assets	4,875	4,506	1,098	(9,080)	1,399

Total assets	8,293	7,634	11,551	(14,376)	13,102

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,510	1,614	4,586	(5,751)	1,959
Other non-current liabilities	53	—	342	(16)	379
Long-term debt	31	1,739	980	—	2,750
Derivatives	—	—	10	—	10
Deferred taxation liabilities	520	—	635	2	1,157
Provision for environmental rehabilitation	157	—	601	—	758
Other accrued liabilities	—	—	32	—	32
Provision for pension and other post-retirement medical benefits	196	—	13	—	209
Commitments and contingencies	—	—	—	—	—
Equity	5,826	4,281	4,352	(8,611)	5,848
Stock issued	13	5,059	937	(5,996)	13
Additional paid in capital	8,808	540	231	(771)	8,808
Accumulated (deficit)/profit	(2,103)	(1,318)	(1,164)	2,482	(2,103)
Accumulated other comprehensive income and reserves	(892)	—	4,327	(4,327)	(892)
Total AngloGold Ashanti stockholders’ equity	5,826	4,281	4,331	(8,612)	5,826
Noncontrolling interests	—	—	21	1	22

Total liabilities and equity	8,293	7,634	11,551	(14,376)	13,102

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	107	(403)	655	(28)	331
Net (loss)/income	(1,873)	(1,494)	(1,637)	3,125	(1,879)
Reconciled to net cash provided by/(used) in operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(3)	22	222	66	307
Depreciation, depletion and amortization	137	—	268	—	405
Impairment of assets	—	—	2,134	—	2,134
Deferred taxation	37	—	(290)	—	(253)
Other non cash items	1,653	1,432	18	(3,219)	(116)
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(39)	—	8	—	(31)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	301	(364)	63	—	—
Receivables	(3)	—	13	—	10
Inventories	15	—	(102)	—	(87)
Accounts payable and other current liabilities	(118)	1	(42)	—	(159)
Net cash used in investing activities	(213)	(238)	(604)	—	(1,055)
Increase in non-current investments	—	(238)	(92)	—	(330)
Net associates and equity accounted joint ventures loans advanced	—	—	(21)	—	(21)
Additions to property, plant and equipment	(208)	—	(515)	—	(723)
Interest capitalized and paid	—	—	(7)	—	(7)
Expenditure on intangible assets	(12)	—	(21)	—	(33)
Proceeds on sale of mining assets	—	—	7	—	7
Proceeds on sale of investments	—	—	49	—	49
Proceeds on disposal of subsidiary	1	—	—	—	1
Proceeds on disposal of associates and equity accounted joint ventures	6	—	—	—	6
Change in restricted cash	—	—	(4)	—	(4)
Net cash generated/(used) by financing activities	46	271	(105)	28	240
Repayments of debt	(160)	—	(8)	—	(168)
Issuance of stock	26	98	(124)	—	—
Proceeds from debt	234	—	232	—	466
Debt issue costs	—	(5)	—	—	(5)
Dividends (paid)/received	(54)	178	(205)	28	(53)

Net decrease in cash and cash equivalents	(60)	(370)	(54)	—	(484)
Effect of exchange rate changes on cash	(10)	—	(14)	—	(24)
Cash and cash equivalents – January 1,	98	537	257	—	892

Cash and cash equivalents – June 30,(1)	28	167	189	—	384

(1)	Cash and cash equivalents at June 30, 2013 are net of a bank overdraft of $31 million.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2013

Prepared in accordance with US GAAP

Note U. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	544	(477)	982	(58)	991
Net income/(loss)	701	316	580	(883)	714
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	7	(20)	11	5	3
Depreciation, depletion and amortization	157	—	228	—	385
Impairment of assets	—	—	1	—	1
Deferred taxation	13	—	122	—	135
Other non cash items	(740)	(333)	139	820	(114)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	15	—	16
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	394	(441)	47	—	—
Receivables	(29)	—	(65)	—	(94)
Inventories	(15)	—	(97)	—	(112)
Accounts payable and other current liabilities	55	1	1	—	57
Net cash used in investing activities	(246)	(83)	(545)	—	(874)
Increase in non-current investments	—	(103)	(70)	—	(173)
Net associates and equity accounted joint ventures loans advanced	—	—	(62)	—	(62)
Additions to property, plant and equipment	(227)	—	(459)	—	(686)
Interest capitalized and paid	—	—	(4)	—	(4)
Expenditure on intangible assets	(19)	—	(9)	—	(28)
Proceeds on sale of mining assets	—	—	2	—	2
Proceeds on sale of investments	—	—	55	—	55
Proceeds on disposal of associates and equity accounted joint ventures	—	20	—	—	20
Change in restricted cash	—	—	2	—	2
Net cash (used)/generated by financing activities	(175)	208	(339)	58	(248)
Repayments of debt	—	—	(8)	—	(8)
Issuance of stock	1	(115)	115	—	1
Proceeds from debt	—	100	50	—	150
Debt issue costs	—	—	(8)	—	(8)
Acquisition of noncontrolling interest	—	—	(220)	—	(220)
Dividends (paid)/received	(176)	223	(268)	58	(163)

Net increase/(decrease) in cash and cash equivalents	123	(352)	98	—	(131)
Effect of exchange rate changes on cash	10	—	(4)	—	6
Cash and cash equivalents – January 1,	388	458	266	—	1,112

Cash and cash equivalents – June 30,	521	106	360	—	987

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2013 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion; references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to C$ are to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond its control, including its use as an investment, jewellery and industrial demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (IMF), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short term variations in current production do not necessarily have a significant impact on the supply of gold or on its price. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Cost optimization and portfolio review

In order to optimize cash flow from the business, AngloGold Ashanti is working to reduce all costs (direct operating costs, corporate and exploration costs, and capital expenditure), while enhancing revenue by removing unprofitable production from the portfolio and improving the overall quality of its asset base by completing development of its two new projects (Tropicana and Kibali) in the coming months.

On direct operating costs, the previously announced Project 500 initiative is currently underway to remove approximately $500 million of operating costs within an 18 month period. This approach has been piloted at four global sites (Siguiri – Guinea, Geita – Tanzania, Moab Khotsong – South Africa and Cuiabá – Brazil), which were selected on the basis of being among the largest long-term producers in the Company.

Progress has also been made in reducing corporate overhead costs by rationalizing corporate structures, reducing the use of consultants and eliminating duplication, redundant management and administrative functions. The operating support structure has been further simplified with operations now falling under the two Chief Operating Officers and the reduction in the size of the executive committee. Indirect spend, such as travel, communication and IT costs are being rationalized with a view to further sustainable cost savings.

In light of the lower and more volatile gold price, capital expenditure is also being rationalized with a view of focusing expenditure on higher quality assets and curtailing expenditure or suspending operations on other projects. Project Zaaiplaats at the Moab Khotsong mine in South Africa has been postponed while alternative development options for the project are being evaluated. The deepening project at Mponeng in the West Wits region of South Africa has also been slowed to optimize expenditure.

AngloGold Ashanti’s industry-leading exploration program has already been significantly refocused to further optimize expenditure, with key areas of emphasis now in Colombia, Australia and Guinea, as well as continuing the investment in the Technology Innovation Consortium, which is developing a production system to help improve underground mining in South Africa. In effecting this more concentrated exploration strategy, AngloGold Ashanti is withdrawing from 13 countries.

Although the steps which are outlined above are expected to improve the Company’s cost base and focus capital expenditure, there will likely be a time lag before some of these measures take effect. It is expected that these measures will result in an improvement in performance which the Company anticipates will be reflected in results for the full year 2014.

Technology and innovation

During the second quarter of 2013, the Technology Innovation Consortium progressed significantly in prototype development pertaining to the three key technologies that aim to establish the base for a safe, more efficient mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations. It is anticipated that this new improved mining method, if successful, will significantly enhance productivity levels of AngloGold Ashanti’s South African mining operations:

Orebody Knowledge & Exploration (“RC Drilling”): A new diamond-enhanced drill bit has been tested, which has resulted in reduced mechanical issues. Further tests have indicated that as the hole deepened, drilling efficiency decreased and declining penetration rates were experienced. New drill rods, designed to ensure increased air flow within the tubes, and thus faster penetration rates at depth, have now been procured and testing of the new rods will commence at the beginning of the third quarter.

Reef Boring (“Stoping”): The focus in the second quarter was to further enhance drilling effectiveness by applying improved reamer geometries. A newly-designed cutter head (reamer) was manufactured and delivered during the second quarter of 2013. Negotiations and processes have commenced for the design and manufacture of the first production machines, with the intention to start manufacturing mid-range machines as well as small diameter machines during the third quarter. The machines are intended for deployment to the production environment towards the end of the first quarter in 2014.

Ultra High Strength Backfill (“UHSB”): During the second quarter, an additional five holes were filled at the reef boring test site at TauTona mine. Three of the holes were fitted with instruments to monitor the performance of the UHSB, as well as the ground conditions of holes being drilled in close proximity. Encouraging advancements in the mixing process have been achieved, leading to reduced times and increased flexibility in the application of the product. Development of the prototype mixer will continue in the third quarter as the Consortium seeks to transform the current system, suitable for niche small volume applications, to a bulk application.

Wage negotiations update

On September 6, 2013, AngloGold Ashanti confirmed that it had made an offer to its unionized employees in South Africa, under the auspices of the South Africa gold industry’s collective bargaining framework. Employees at AngloGold Ashanti’s Vaal River Operations, who had embarked on a strike on September 3, 2013, returned to work on September 6, 2013. The National Union of Mineworkers (“NUM”), Solidarity and the United Association of South Africa (“UASA”) formally accepted the offer on September 10, 2013. The Association of Mineworkers and Construction Union (“AMCU”) rejected the offer, and negotiations between AngloGold Ashanti and AMCU are still ongoing.

Under the agreement with NUM, Solidarity and UASA, pay levels will rise by either 7.5 percent or 8.0 percent (depending on the category of worker) in the first year, effective as at July 1, 2013, and employees will receive Consumer Price Index linked increases in the second year, effective July 1, 2014. Living out allowances were also increased.

Related party transactions

AngloGold Ashanti entered into an agreement (“Agreement”) with Izingwe Property Managers (Proprietary) Limited (“Izingwe Property”) under which Izingwe Property assists AngloGold Ashanti in the planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property’s roles are those of development and project manager and main contractor. The terms of the Agreement, entered into on February 19, 2013, call for payments from AngloGold Ashanti to Izingwe Property in the amount of $6.7 million in consideration for Izingwe Property’s services. Mr. Sipho Pityana, a non-executive director of the Company, is Chairman and a 44 percent shareholder of Izingwe Holdings (Proprietary) Limited (“Izingwe”), AngloGold Ashanti’s BEE partner. Izingwe Capital (Proprietary) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

Dividend

The Board has elected to pass on the quarterly dividend for the second quarter of 2013 given the current market conditions and will review this decision again at year-end. The Company will also revert to a bi-annual dividend schedule.

Impact of exchange rate fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the exchange rate of the South African Rand, Brazilian Real, Australian Dollar and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies against the US dollar.

During the first six months of 2013, the value of the rand weakened by 16 percent against the US dollar (based on the average exchange rates of R9.18 and R7.93 during the first six months of 2013 and 2012, respectively).

During the first six months of 2013, the value of the Australian dollar weakened by 2 percent against the US dollar (based on the average exchange rates of A$0.99 and A$0.97 during the first six months of 2013 and 2012, respectively). During the first six months of 2013, the value of the Brazilian real weakened by 9 percent against the US dollar (based on the average exchange rates of BRL2.03 and BRL1.86 during the first six months of 2013 and 2012, respectively).

Since June 30, 2013, the value of the rand has further weakened against the US dollar, touching the R10 per US dollar level. As of September 12, 2013, the rand traded around R9.92 to the US dollar.

Operating review for the six months ended June 30, 2013

Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2013 and 2012. The operating data gives effect to acquisitions and dispositions as of their effective dates:

Operating data for AngloGold Ashanti	Six months ended June 30,
	2013	2012
Total gold production (000 oz)(1)	1,834	2,054
Capital expenditure ($ million)(1)(2)	990	806

(1)	Including equity accounted joint ventures.
(2)	Including noncontrolling interests.

Gold production

AngloGold Ashanti’s total gold production for the six months ended June 30, 2013 decreased by approximately 220,000 ounces, or approximately 11 percent, to 1.83 million ounces from 2.05 million ounces produced in the same period in 2012

At the South African operations, mainly Mponeng, the aftermath of the lightning strike at a major Eskom regional substation towards the end of the first quarter of 2013 further impacted production in the second quarter of 2013 as repairs and maintenance to the damaged infrastructure were performed. Safety-related disruptions, coupled with deteriorating grades, continued to hinder production levels across the region. As a result, production at the South African operations decreased by about 34,000 ounces during the first six months of 2013 compared to the same period in 2012.

In Continental Africa lower production of 170,000 ounces was recorded, mainly at Geita in Tanzania, due to the planned shutdown and replacement of the SAG Mill during the first quarter of 2013. At Obuasi, in Ghana, production was lower due to numerous operational challenges including ventilation issues and restricted availability of developed reserves. Lower grades due to mining of lower grade areas resulted in lower production at Navachab in Namibia.

In the Americas region, at Cripple Creek & Victor, lower production was recorded due to ore being placed further from the liner and ore containing less recoverable ounces in 2013. In Brazil, at Córrego do Sítio, production was lower due to lower than planned feed grades at sulfide operations

At Sunrise Dam, in Australia, production was lower due to delays in mining the Crown Pillar combined with lower grades from the underground mine, decreasing from 139,000 ounces produced in the first half of 2012 to 111,000 ounces in the same period of 2013.

The reduction in gold production for the six months ended June 30, 2013, when compared to the same period in 2012, was partially offset by increased production at Serra Grande, in the Americas region, due to the increase from 50 percent to 100 percent ownership effective July 1, 2012 which resulted in an increase of 11,000 ounces over 2012. Gold produced in the Americas operations increased from 458,000 attributable ounces in 2012 to 469,000 attributable ounces in 2013. The reduction in gold production at the South Africa operations was partially offset by 51,000 ounces resulting from the production of First Uranium (Pty) Limited acquired on July 20, 2012.

Capital expenditures

Total capital expenditure of $990 million was recorded during the six months ended June 30, 2013 compared to $806 million in the same period in 2012. This represented a $184 million, or 23 percent, increase from the same period in 2012. The increased capital expenditure during the six months ended June 30, 2013 compared to the same period in 2012 was primarily due to higher spending on growth related projects. In particular, capital expenditure during the six months ended June 30, 2013 was greater than it was in the same period in 2012 at Tropicana by $93 million, at the Kibali joint venture by $111 million and at Cripple Creek & Victor by $19 million, where the Company is either building new mines or expanding current ones. The increased expenditure was partially offset by a reduction of $48 million at Geita in Tanzania primarily due to lower levels of overburden being removed.

The Company is committed to ensuring that its two new gold projects – Tropicana and Kibali – commence production before the end of this year.Tropicana is progressing well and is expected to be commissioned in the third quarter of 2013 and ramp up during the fourth quarter. Kibali is expected to produce gold in the final quarter of 2013. Furthermore, at Cripple Creek & Victor, the high grade mill is expected to be commissioned in the second half of 2014 and to deliver a gradual ramp up in production in 2015.

Comparison of financial performance on a segment basis for the six months ended June 30, 2013 and 2012

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Committee, in evaluating operating performance of the Company and making resource allocation decisions.

Revenues

	Six months ended June 30,
	2013		2012
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	2,705		3,325
Interest, dividends and other	32		36

Total revenues	2,737		3,361

Geographical area data
South Africa	950	35%	1,079	32%
Continental Africa	1,018	37%	1,383	41%
Australasia	166	7%	234	7%
Americas	734	26%	822	25%
Other, including Corporate and Non-gold producing subsidiaries	7	0%	11	0%

	2,875	105%	3,529	105%
Less: Equity method investments included above	(138)	(5%)	(168)	(5%)

Total revenues	2,737	100%	3,361	100%

Assets

	At June 30,		At December 31,
	2013		2012
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	3,078	30%	3,570	27%
Continental Africa(1)	3,444	34%	4,752	36%
Australasia	1,048	10%	1,007	8%
Americas	2,415	24%	2,894	22%
Other, including Corporate and Non-gold producing subsidiaries	193	2%	879	7%

Total segment assets	10,178	100%	13,102	100%

(1)	Includes Navachab of $130 million which have been classified as assets held for sale as at June 30, 2013.

Comparison of financial performance for the six months ended June 30, 2013 and 2012

Financial performance of AngloGold Ashanti	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenue	2,737	3,361
Cost and expenses	4,625	2,227
Taxation benefit/(expense)	203	(439)
Equity (loss)/income in associates	(194)	19
Net loss/(income) attributable to noncontrolling interests	6	(13)
Net (loss)/income - attributable to AngloGold Ashanti	(1,873)	701

Comparison of financial performance for the six months ended June 30, 2013 and 2012

Revenues

Revenues from product sales and other income decreased by $624 million from $3,361 million in the first six months of 2012 to $2,737 million for the six months ended June 30, 2013, representing a 19 percent decrease over the period. This decrease was mainly due to the decrease in production volume of 220,000 ounces, which resulted in a decrease in revenue of approximately $336 million. The average spot price of gold was $1,523 per ounce for the six months ended June 30, 2013, $128 per ounce, or 8 percent, lower than $1,651 per ounce during the six months ended June 30, 2012, which resulted in a further decrease in revenue of approximately $263 million. On September 12, 2013 the afternoon fixing price for gold on the London Bullion Market was $1,328. Substantially all product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations decreased by $129 million to $950 million in the six months ended June 30, 2013 from $1,079 million in the same period of 2012, mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in revenue of approximately $86 million. Revenue further decreased as a result of the 34,000 attributable ounces decrease in production, which resulted in a decrease in revenue of approximately $51 million. The decrease in production was primarily due the aftermath of the lightning strike at a major Eskom regional substation, at Mponeng, towards the end of the first quarter of 2013 and subsequent repairs and maintenance to the damaged infrastructure in the second quarter of 2013.

Total revenues from the Continental Africa operations decreased by $365 million to $1,018 million from $1,383 million in 2012, mainly as a result of the decrease in production of 170,000 attributable ounces, which resulted in a decrease in revenue of approximately $260 million. The decrease in production was primarily due to planned shutdown and replacement of the SAG Mill during the first quarter of 2013 at Geita in Tanzania. The decrease in the average spot price of gold led to a further decrease in revenue of approximately $101 million.

Total revenues from the Australian operation at Sunrise Dam decreased from $234 million in first six months of 2012 to $166 million in the same period of 2013. The decrease was mainly due to the decrease in production, due to delays in mining the Crown Pillar combined with lower grades from the underground mine, from 139,000 ounces produced in the first half of 2012 to 111,000 ounces in the same period of 2013, which resulted in a decrease in revenue of approximately $42 million. The decrease in the average spot price of gold resulted in a decrease in revenue of approximately $18 million.

Total revenues from the Americas operations decreased from $822 million in the first half of 2012 to $734 million in the same period of 2013 mainly as a result of the decrease in the average spot price of gold, which resulted in a decrease in revenue of approximately $59 million. This decrease was partially offset by an increase in gold produced, from 458,000 attributable ounces in 2012 to 469,000 attributable ounces in 2013, which resulted in an increase in revenue of approximately $17 million. The increase in gold production was primarily due to the 100 percent ownership of Serra Grande effective July 2012.

Production costs

Production costs increased from $1,543 million in the six months ended June 30, 2012 to $1,625 million in the same period in 2013, which represents a $82 million, or 5 percent increase. The increase was primarily due to an increase in operational costs including labor, contractor costs and adjustments to inventory.

Labor costs increased from $574 million in the first half of 2012 to $595 million in the same period of 2013, which represents a $21 million, or 4 percent, increase. In particular, labor costs in Australia, Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea contributed to higher production costs. The increase in labor costs was primarily a result of annual salary increases.

Contractor costs for the Group increased from $268 million in the first half of 2012 to $325 million in the same period of 2013, which represents a $57 million, or 21 percent, increase. In particular, contractor costs at Sunrise Dam in Australia and Iduapriem and Obuasi in Ghana contributed to higher production costs. The increase in contractor costs was primarily a result of increased spending on the Tropicana project in Australia and annual salary increases.

Credits on inventory movements for the Group decreased from $61 million in the first half of 2012 to $29 million in the same period of 2013, which represents a $32 million, or 52 percent, increase in inventory costs. Inventory costs were higher in South Africa and Australia compared to 2012.

These increases were partially offset by a $23 million decrease in fuel costs for power generation, in particular at Siguiri in Guinea and Geita in Tanzania and by the weakening of local currencies against the US dollar.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $20 million to $405 million in the six months ended June 30, 2013, compared to $385 million recorded in the same period in 2012, mainly due to changes in life of mine estimates at the Ghanaian mines.

Impairment of assets

Impairment charges increased from $1 million in the six months ended June 30, 2012 to $2,134 million in the same period in 2013. Impairments recorded in 2013 mainly related to the write-off of tangible and intangible assets in Continental Africa and North America. For more information refer to note D “Impairment of assets” to the condensed financial statements.

Interest expense

Interest expense increased by $35 million to $125 million in the six months ended June 30, 2013, compared to $90 million recorded in the same period in 2013 mainly due to overall higher borrowing levels compared to 2013.

Accretion expense

Accretion expense increased from $16 million in the six months ended June 30, 2012 to $21 million in the same period in 2013. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance costs

Employment severance costs increased to $12 million during the six months ended June 30, 2013 from $6 million in the same period in 2012. Employment severance costs recorded for the six months ended June 30, 2013 relate to retrenchments in the South Africa and Obuasi in Ghana in an effort to rationalize operations and includes $4 million relating to corporate retrenchment costs.

Loss/profit on sale of assets, realization of loans, indirect taxes and other

In the six months ended June 30, 2013, the Company recorded a loss on sale of assets, realization of loans, indirect taxes and other of $301 million. The loss includes a write-down of ore stockpiles and materials on the leach pad to net realizable value in Continental Africa, indirect tax expenses and legal claims in Continental Africa, the United States of America and Brazil. The loss was partially offset by royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine).

In the six months ended June 30, 2012, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $25 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and a profit on the sale of AngloGold Ashanti-Polymetal Strategic Alliance to Polyholding Limited of $20 million, partially offset by indirect tax expenses and legal claims in Continental Africa, the United States of America and Brazil as well as a loss on disposal of land, equipment and assets, mineral rights and exploration properties.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $24 million was recorded in the six months ended June 30, 2013, compared to a gain of $67 million in the same period of 2012 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the six months ended June 30, 2013 was due to the fair value gain of the conversion features of convertible bonds and movements on other commodity contracts during the period. Non-hedge derivatives and movement on bonds recorded in the six months ended June 30, 2013 and 2012 included:

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Gain on unrealized non-hedge derivatives	15	—
Fair value gain on option component of convertible bonds	9	67

	24	67

Movement on bonds

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds	318	113

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

Taxation benefit/expense

A net taxation benefit of $203 million was recorded in the six months ended June 30, 2013 compared to a net expense of $439 million in the same period in 2012. Deferred tax benefit in the six months ended June 30, 2013 amounted to $253 million compared to a deferred tax charge of $135 million in the same period in 2012 due primarily to the tax credits on impairments of assets in Continental Africa and the Americas partly offset by the reversal of deferred tax assets not considered recoverable in Ghana and North America. Charges for current tax in the six months ended June 30, 2013 amounted to $50 million compared to $304 million in the same period in 2012. The lower current taxation in 2013 is mainly due to lower earnings resulting from increased operating costs, lower production and a decrease in the gold price.

Noncontrolling interests net loss/income

Net income attributable to noncontrolling interests decreased from $13 million in the six months ended June 30, 2012 to a loss $6 million in the six months ended June 30, 2013.

Net income

Net loss of $1,879 million was recorded during the six months ended June 30, 2013 compared to a net income of $714 million during the six months ended June 30, 2012. The decrease was primarily due to increased costs and expenses, mainly impairment of assets, and decreased revenue from product sales due to the decreased production as well as the decrease in the average spot price of gold, from $1,651 per ounce for the six months ended June 30, 2012 to $1,523 per ounce for the six months ended June 30, 2013. The net loss attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $1,873 million for the six months to June 30, 2013 compared to a net income of $701 million for the same period in 2012.

Liquidity and capital resources

Net cash provided by operating activities was $331 million in the six months ended June 30, 2013, a decrease of $660 million when compared to net cash provided by operating activities of $991 million for the comparable period in 2012. This was primarily as a result of higher costs and expenses, mainly impairment of assets, a lower production and lower gold price in the six months ended June 30, 2013 relative to the same period in 2012. Net cash outflow from operating working capital items amounted to $236 million in the six months ended June 30, 2013, compared to a net cash outflow of $149 million for the same period in 2012 mainly related to trade payables.

Investing activities in the six months ended June 30, 2013 resulted in a net cash outflow of $1,055 million compared to a net cash outflow of $874 million in the six months ended June 30, 2012. Additions to property, plant and equipment, which included capital expenditure of $723 million compared to $686 million in the same period in 2012, were recorded in the six months ended June 30, 2013. Contributions to associates and equity accounted joint ventures during the six months ended June 30, 2013 of $274 million, included $237 million relating to the Kibali joint venture.

Financing activities in the six months ended June 30, 2013 resulted in an inflow of $240 million compared to an outflow of $248 million in the six months ended June 30, 2012. Cash outflows from loan repayments amounted to $168 million relating to short term loans. Debt issue costs of $5 million were paid on the $750 million syndicated bridge loan facility entered into in February 2013. Cash inflows from proceeds from loans in the six months ended June 30, 2013 amounted to $466 million and included $231 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project and $235 million from short term loans. The Company made dividend payments of $53 million during the six months ended June 30, 2013 compared to $163 million for the same period in 2012.

As a result of the items discussed above, at June 30, 2013 AngloGold Ashanti had $384 million of cash and cash equivalents (net of a bank overdraft of $31 million) compared with $892 million at December 31, 2012, a net decrease of $508 million. Cash classified as restricted amounted to $63 million (Ghana $24 million, South Africa $15 million and Australia $24 million) at June 30, 2013, compared to $64 million (Ghana $23 million, South Africa $18 million and Australia $23 million) at December 31, 2012. At June 30, 2013, the Company had a total of $1,893 million available but undrawn under its credit facilities. This include amounts available but undrawn under the $750 million syndicated bridge loan facility, which was cancelled on August 7, 2013.

AngloGold Ashanti is currently involved in a number of capital projects. As at June 30, 2013, $601 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $1,569 million had been authorized but not yet contracted for, as described in note N “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the volume of foreign exchange that occurs in relation to AngloGold Ashanti operations in foreign countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012 and 2011 and footnotes thereto included in the Company’s Form 20-F for the year ended December 31, 2012, which was filed with the SEC on April 26, 2013.

Recent accounting pronouncements - adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, during the six months ended June 30, 2013 the Company repaid short term loans to the value of $168 million. Cash inflows from proceeds from loans amounted to $466 million for this period and included $231 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project and $235 million from short term loans.

For a further description and discussion of the Company’s outstanding debt as at June 30, 2013, see note E “Debt” to the condensed consolidated financial statements.

As at June 30, 2013, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to $nil million compared to negative $9 million at December 31, 2012.

Recent developments

On July 12, 2013, Moody’s downgraded AngloGold Ashanti’s credit rating to Baa3 from Baa2. Moody’s also downgraded the Company’s senior unsecured debt.

On July 15, 2013, AngloGold Ashanti notified shareholders of the resignation of Mr Anthony Martin O’Neill as an executive director from the Board of Directors with effect from July 19, 2013. In addition the Company announced that Mr O’Neill had decided to take early retirement and will be relinquishing his position as Executive Vice President: Business and Technical Development of the Company with his last day of work being July 19, 2013.

On July 17, 2013, S&P cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/zaA-1. It also lowered its issue rating on AngloGold’s senior unsecured notes to BB+ from BBB-.

On July 25, 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5 million 3.5 percent Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders would receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer. The offer expired on August 21, 2013 and the Company purchased $725.9 million in aggregate principal amount of Bonds, representing 99.1 percent of the total issuance.

On July 30, 2013, AngloGold Ashanti raised a corporate bond of $1,250 million at 8.5 percent interest per annum for general corporate purposes, including the repurchase or repayment of the $732.5 million 3.5 percent Guaranteed Convertible Bonds due May 2014. The funds raised over and above the settlement of the Guaranteed Convertible Bonds may be used to repay other corporate indebtedness.

On August 1, 2013, AngloGold Ashanti announced that the Tropicana gold project has commenced its commissioning phase and it expected to produce its first gold in the September quarter.

On August 6, 2013, a settlement and enforcement agreement was signed between the Company and Thani Investments LLC (“TI”) for the recovery of an outstanding loan of $39 million to Thani Ashanti Alliance Limited which had been guaranteed by TI and which had been fully impaired during 2012. The Company received the funds on August 13, 2013.

On August 7, 2013, the Company cancelled the full amount of the $750 million syndicated bridge loan facility entered into during February 2013.

On August 21, 2013, AngloGold Ashanti announced that it received consent from the banking syndicates providing its $1.0 billion five-year syndicated revolving credit facility and A$600 million four-year syndicated revolving credit facility (together, the “RCFs”), respectively, to relax the financial covenant common to the two RCFs. The Total Net Financial Indebtedness to EBITDA ratio (as such terms are defined in the RCFs) will be increased from 3.0 : 1 to 4.5 : 1 for the next two testing periods, being December 31, 2013 and June 30, 2014, after which this ratio will revert to 3.0 :1.

On September 6, 2013, AngloGold Ashanti confirmed that it had made an offer to its unionized employees in South Africa, under the auspices of the South Africa gold industry’s collective bargaining framework. Employees at AngloGold Ashanti’s Vaal River Operations, who had embarked on a strike on September 3, 2013, returned to work on September 6, 2013. The National Union of Mineworkers (“NUM”), Solidarity and the United Association of South Africa (“UASA”) formally accepted the offer on September 10, 2013. The Association of Mineworkers and Construction Union (“AMCU”) rejected the offer, and negotiations between AngloGold Ashanti and AMCU are still ongoing.

Under the agreement with NUM, Solidarity and UASA, pay levels will rise by either 7.5 percent or 8.0 percent (depending on the category of worker) in the first year, effective as at July 1, 2013, and employees will receive Consumer Price Index linked increases in the second year, effective July 1, 2014. Living out allowances were also increased.

On September 10, 2013, AngloGold Ashanti announced that AngloGold Ashanti Holdings Finance plc will pay and discharge the 6.00 percent Mandatory Convertible Subordinated Bonds due 2013 (the “Mandatory Convertible Bonds”) on the maturity date (September 15, 2013) by delivering 18,140,000 million American Depository Shares, or ADSs, which represent an equivalent amount of AngloGold Ashanti Limited common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the Mandatory Convertible Bonds.

Forward-looking statements

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated July 17, 2012, which was filed with the Securities and Exchange Commission in the United States on July 26, 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 13, 2013	By:	/S/ ME SANZ
	Name:	ME Sanz
	Title:	Group General Counsel and Company Secretary